SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

NU HOLDINGS LTD.

Grand Cayman, Cayman Islands, September 10, 2026 — Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU) hereby informs its shareholders and the market that, on September 10, 2026, it commenced its operations in the United States with the launch of a full suite of financial products and introduced Nu Global, a new multi-currency digital account.

In the United States, Nu is partnering with FDIC-insured Lead Bank to provide deposit accounts with a daily yield of 3.50% APY, together with fee-free domestic and international money transfers and a no-annual-fee credit card offering unlimited 1.5% cashback. The Company applied for a national bank charter with the U.S. Office of the Comptroller of the Currency in 2025 and received preliminary conditional approval in January 2026; the U.S. products are being launched in the interim through a partner-bank model.

Nu Global is a new multi-currency, high-yield account with fast and free money transfers available across 35+ countries. It enables international money transfers (initially between Europe and Latin America, with Brazil, Colombia, Mexico, and the U.S. planned), offers yields of 3.50% and 2.20% APY on deposits converted into U.S. dollar- and euro-pegged stablecoins (USDC and EURC), respectively, and is paired with a virtual card for global spending. Nu Global customers may also hold and trade a curated selection of digital assets, including Bitcoin and Ethereum.

Both offerings will be released starting September 10, 2026. Additional information is available at nu.com.

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations

Simone Iwasso

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  September 10, 2026